Securities and Exchange Commission
Division of Corporation Finance
100 F Street Mail Stop 3030
Washington, D.C.  20549

Re:	Lightspace Corporation
Registration Statement on Form S-1 SEC File No. 333-144367 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Lightspace Corporation (“Lightspace” or the “Company”), I advise you that the Registration Statement has not gone effective.  No securities of the Company have been sold in connection with the proposed offering under the Registration Statement.  The Company wishes to withdraw the Registration Statement because it did not have adequate funds to pay for the additional legal and accounting work needed to complete the Registration Statement. Accordingly, the Company hereby applies to withdraw the Registration Statement under Rule 477 of the Commission.

Please call me if you have any questions.

Very truly yours,

Gary Florindo, President
Lightspace Corporation
617-868-1700